CORAL GOLD RESOURCES LTD.

05

ANNUAL REPORT

NEVADA GOLD

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NEVADA GOLD
Most of Nevada’s gold production comes from four principal gold trends: Carlin, Getchell, Jeritt Canyon, and Battle Mountain-Eureka.
Coral Gold’s properties are located in the heart of the Battle Mountain-Eureka trend.

A Leading Gold Region
Nevada is the world's third largest producer of gold, ranking behind South Africa and Australia. Each year, Nevada produces about 10% of the world's gold. According to the State Division of Minerals, Nevada’s gold reserves in 2003 totaled approximately 66.1 million ounces. At today's gold prices, this mineral inventory would be worth US$27 billion.

Nevada's infrastructure, mining regulations and tax laws greatly encourage exploration and mine development. Based on Nevada’s mining policy, mineral potential, regulation and other factors, Canada's Fraser Institute has ranked Nevada the number one place in the world to explore and mine.*

Coral Gold’s primary properties at Tenabo all lie along Nevada’s Battle Mountain-Eureka trend in the Crescent Valley region, one of the state’s top locations for gold exploration and mining. Crescent Valley hosts the Pipeline Mine, one of North America’s leading gold producers.

*The Fraser Institute’s Annual Survey of Mining Companies 2004/2005

TO OUR SHAREHOLDERS
On behalf of the Board of Directors, I’m pleased to present Coral Gold’s 2005 Annual Report. Our 19th year was very important in terms of exploration, partnerships, the continuing bull market for gold and corporate re-structuring. As a result, we are in a strategic position to capitalize on both the strong metals prices and increasing interest in the region of our Nevada gold projects.

Successful Drilling
Two drill programs on the Robertson Property—one in April and another in December—produced excellent results with potential for expanding the property’s near-surface and deeper gold resources. According to Coral Gold’s consulting geologist Robert McCusker, “...the [2004] drilling has provided evidence that potential exists for substantially increasing the deep resources at Robertson with additional deep drilling.”

2005 Exploration
Based on the success of these two programs, we’re preparing for another drill program to further explore the Robertson’s 39A and Gold Pan zones plus the “Distal” target, located immediately northwest of the 39A Zone. Mr. McCusker has presented management with a proposal to drill 14 holes totaling about 13,150 feet. We are awaiting permits to begin drilling.

Agnico-Eagle Agreement
In January 2005 we announced formation of an exploration agreement with Agnico-Eagle Mines Limited. The agreement covers our Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also includes our partnership with Levon Resources Ltd. Under the agreement, Agnico-Eagle can earn a 51% interest in the Norma Sass claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for the benefit of Agnico-Eagle, Coral Gold and Levon to earn an additional 24% interest. Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards Agnico-Eagle’s payment of a royalty of 2.5% net smelter returns from production to Coral Gold and Levon.

Continued Strong Gold Market
The gold market remained strong through 2004. At the time of this report, the average gold price for 2005 had remained above $410 per ounce. The renewed interest in gold helps us raise exploration funds and makes our Nevada properties more valuable. As major Nevada miners continue to deplete reserves, properties in the region with established gold resources (such as our Robertson claims) become more attractive.

Share Consolidation
In July of 2004 we completed a very important 10:1 share consolidation and changed the name of the company to Coral Gold Resources Ltd. This consolidation will help Coral Gold access institutional investors in both the United States and Europe.

Institutional Funding
Institutional funding is a key element of our development. One of our primary objectives is expansion of the mineral resource on our Robertson (Tenabo) claims. The exploration to reach this goal will require money. In the past, Coral Gold has been helped significantly by the stable and long-term funding available from institutional investors, particularly in Europe.

Compliance
To improve our compliance with regulatory agencies both in Canada and the United States, we formed a committee to assess all our reporting functions. The Corporate Governance Committee, headed by Coral Gold director Lloyd Andrews, is making recommendations to management so appropriate measures can be taken to reduce risk and liability. Our goal is to exceed the reporting requirements.

In closing, I’d like to express my gratitude for the hard work of our Coral Gold team. Through their creativity and dedication, the company has achieved a solid position with very promising results from our key claims, funding to continue exploration and ongoing interest from major mining firms. We look forward to a great year ahead.

On Behalf of the Board of Directors,

Matt Wayrynen, President

THE HIGHLIGHTS

•	Major land position in Crescent Valley, Nevada, North America’s most important gold mining region.
•	Joint venture agreement with Cortez Gold Mines (Placer Dome/Kennecott Minerals); exploration agreement with Agnico-Eagle Mines Limited; partnership with Levon Resources Ltd.
•	New gold discoveries at Crescent Valley have heightened interest in Coral Gold’s properties.
•	Drilling in 2004 expanded key gold zones on Coral Gold’s Robertson Property and heightened potential for more significant discoveries.
•	Coral Gold’s mineral leases have become top exploration assets.
•	Coral Gold’s Norma Sass property is a top prospect for the discovery of Carlin-style gold mineralization.
•	Well fund with no long-term, interest-bearing debt.

ROBERTSON (TENABO) PROPERTY AND CRESCENT VALLEY
Owned 100%

Four Key Gold Zones
Over the past 19 years, Coral Gold and its various partners have spent more than $20 million exploring the Robertson claims. This work has identified four key gold zones: the 39A, Gold Pan, Porphyry and Altenburg Hill. These areas hold an indicated mineral resource estimated at 11 million tons averaging 0.053 oz Au/ton (using a 0.02 oz Au/ton cutoff grade). The resource is summarized in the table on page 5.

2004 Drilling
The most recent drilling at Robertson, conducted in December 2004, consisted of 10 reverse circulation drill holes totaling 7,200 feet. This program built upon the successful 10-hole program conducted in May of 2004. The latest holes ranged from 500 to 850 feet in depth. Eight of the holes were directed at expanding the 39A zone and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of ten holes in this program encountered ore-grade intervals over thicknesses ranging from 75 feet to 230 feet, modestly increasing the high-grade portion of the 39A resource. Two holes expanded the 39A over 100 feet to the north and 150 east, respectively. Results from these holes provide strong evidence that the mineralization remains robust with excellent potential for significant expansion both to the east and north.

Additional Targets
In addition to the 39A and Gold Pan zones, the Robertson Property contains a number of attractive targets.

The Distal target is currently defined by ore-grade intersections in six drill holes. These drill intersections indicate the presence of a persistent, low-angle mineralized zone with potentially very large dimensions.

2005 Drilling
A subsequent drill program has been proposed for 2005. The primary goal is to increase resources on the Robertson claims. The 2004 program provided evidence for a potentially substantial increase in the resources at Robertson with additional drilling.

NORMA SASS CLAIMS
Exploration Agreement with Agnico-Eagle Mines Limited; Partnership with Levon Resources Ltd.

One of Nevada’s Best Remaining Exploration Targets
Norma Sass, an early-stage exploration project located immediately south of the Gold Acres open pit mine and west of the Pipeline Mine, represents one of Nevada’s best remaining exploration targets. Previous drilling at Norma Sass encountered ore-grade gold values hosted by favorable lower-plate carbonate strata.

The claims are subject to an agreement with Levon Resources in which Coral Gold holds a two-thirds interest in roughly 740 acres.

On the Margin of the Gold Acres Structural Window
The Norma Sass claims lie on the southwest margin of the Gold Acres structural window.

Significant Gold Intercepts
Exploratory drilling on the Norma Sass claims by Coral Gold returned a number of gold intercepts at depths ranging from 110 feet to 1,060 feet.

EXCLUDED CLAIMS
39% Carried Interest with Cortez Gold Mines

Northward Extension of the Ore-hosting Pipeline Fault.
The southern boundary of the Excluded Claims venture with Cortez Gold Mines (Placer Dome/Kennecott Explorations) is located approximately 4,000 ft north of the Pipeline Mine. The claims, on which Cortez is the project operator, encompass a number of important structural elements.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JANUARY 31, 2005

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the year ended January 31, 2005 should be read in conjunction with the January 31, 2005 consolidated annual financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is May 13, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property

The Company received approval from the Bureau of Land Management to conduct additional exploratory drilling at its 100% owned Robertson Property located in Crescent Valley, NV. The purpose of the drilling was to expand the 39A Zone resource and evaluate the potential depth extent of the high-grade structural zones in the Gold Pan resource area. A recent re-interpretation of previous drilling conducted by Amax Gold and Cortez Gold Mines in the 39A Zone, suggested potential for significantly expanding that resource to the west and southwest.

The April 2004 drilling program consisted of 10 reverse-circulation (RC) drill holes, CR04-1 through CR04-10, totaling 6,560 ft that ranged from 485-ft to 800-ft-deep. Eight of the RC holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high-grade structural zones in the Gold Pan resource area.

All of the holes encountered strongly anomalous gold values. The 2004 drilling resulted in a modest increase to the 39A resource and provided a better definition of the western margin of the 39A Zone mineralization. A series of step-out holes (CR04-3 through CR04-7) indicate that the expansion of low to moderate grade gold to the west is limited to about 100 ft. However, drilling along the east side of the 39A Zone (CR04-8) expanded not only low to moderate grade mineralization, but also high-grade gold (30 ft averaging 0.229 oz Au/t, from 675 ft) over 100 ft to the east and north from previous drill intersections. This portion of the 39A Zone remains open for minor expansion both to the east and north.

Of the five holes, CR04-3 through CR04-7, drilled along the suspected westward extension of the 39A Zone, all encountered at least narrow low-grade gold intercepts and two holes, CR04-5 and CR04-7 cut significant intervals, including 15 ft averaging 0.15 oz Au/t starting at 35 ft and a 150 ft intercept averaging 0.032 oz Au/t, from 510 ft, respectively.

Results from a single step-out hole, CR04-8, drilled along the east side of the 39A Zone intersected a 195-ft-thick interval that averaged 0.059 oz Au/t, from 575 ft, including 80 ft averaging 0.111 oz Au/t, starting at 630 ft. Also included within this interval is a 30 ft zone averaging 0.229 oz Au/t, starting at 675 ft.

Results from drilling the projection of the of the 39A Zone to the southwest were inconclusive because the two holes, CR04-1 and CR04-2, encountered a post-mineral, quartz-feldspar porphyry dike over critical portions in their respective holes. Although the drilling did not test the projected intervals in the footwall of the dike, the potential extension of high-grade mineralization in the southwest direction has not been excluded.

Drilling in the Gold Pan Zone appears to have successfully extended mineralization to a depth of at least 500 ft in hole CR04-9. The hole encountered a series of mineralized zones beginning at 50 ft, and continuing to a depth of 720 ft.

The November 2004 drilling program, which began November 29, 2004 and was completed December 21, 2004, consisted of 10 vertical reverse-circulation (RVC) drill holes, CR04-11 through CR04-20, totaling 7,200 ft. Depth of the holes ranged from 500-ft to 850-ft-deep. Eight of the RVC holes were directed at expanding the 39A Zone resources and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of ten holes encountered ore-grade interval over thicknesses ranging from 75 ft to 230 ft. A summary of assay results are presented below in Table 1. The latest 2004 drilling resulted in a modest increase to the high-grade portion of the 39A resource and two step-out holes, CR04-13 and CR04-18, expanded it over 100 ft to the north and 150 ft east, respectively. Results from these holes provide strong evidence that the mineralization remains robust with excellent potential for significant expansion both to the east and north.

Of the eight holes, CR04-11 through CR04-18, drilled in the 39A Zone, all holes but one (CR04-11) cut significant mineralization. Holes CR04-15 through CR04-17 extended higher grade mineralization intersected previously in drill holes AT-39A (95’/0.134 oz Au/t), AT-49 (200’/0.124 oz Au/t), CAT-6 (150/0.163 oz Au/t) and CAT-59 (155’/0.149 oz Au/t) to the south and east. Results of offsetting these holes by the recent Coral drilling, using a 0.02 oz Au/t cutoff grade, include: 160 ft averaging 0.114, starting at 600 ft, in CR04-15; 145 ft averaging 0.092 oz Au/t, from 545 ft, in CR04-16; and 200 ft averaging 0.121 oz Au/t, from 510 ft, returned in CR04-17.

Important results were also returned from holes CR04-13 and CR04-18, which extended 39A mineralization over 100 ft north and 150 ft east. Hole CR04-13, which offset drill holes AT-302 and 99401, encountered much stronger strong chlorite-quartz flooding-sulfide alteration and a thicker mineralized zone than was cut in the earlier holes. These results also suggest that mineralization intersected in hole 99403 (100’/0.028 oz Au/t), collared 250 ft to the northwest of CR04-13, may represent the low-grade western edge of the 39A Zone. Hole CR04-18, which offset drill holes AT-40 (115’/0.088 oz Au/t) and 99410 (no ore-grade intervals) also encountered very strong chlorite-quartz flooding-sulfide alteration and nearly the same thickness of mineralization. These results suggest excellent potential for expanding 39A mineralization eastward.

Norma Sass Property

The Company holds a 2/3rd interest and Levon Resources Ltd. ("Levon") holds a 1/3rd interest in certain mining claims known as the Norma Sass Property, consisting of a leasehold interest in 73 unpatented mining claims, and the ownership rights to two additional unpatented mining claims, all located in Lander County, Nevada (collectively, the "Norma Sass Property"). A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

In December 2004, Coral and Levon assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. ("AGE") of the Norma Sass Property. A minimum of 13,000 ft of exploration drilling is guaranteed to be completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE at its option may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, Coral and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to Coral and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for a cash payment of USD$1.0 million. Coral and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

Results of operations

Three months ended January 31, 2005 (“Q4-2005”) compared with the three months ended January 31, 2004 (“Q4-2004”)

The loss for the three months ended January 31, 2005 was $472,890 compared with a loss of $119,187 for the three months ended January 31, 2004. The significantly higher loss in the current quarter is primarily due to the $343,533 in stock based compensation charged to operations during that period whereas there was no such expense for Q4-2004. When this item is factored out, the loss for Q4-2005 would only be $129,357 as compared to $119,187 for Q-2004.

The Company adopted the Canadian Institute of Chartered Accountants Handbook, Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, which establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

General and administrative expenses

General and administrative expenses totaled $495,293 for Q4-2005 compared with $155,614 for Q4-2004, an increase of $339,679. The increase is primarily due to the stock based compensation expense as noted above. General and administrative expenses actually decreased by $3,854 when the stock based compensation expense is excluded.

During Q4-2005 there were modest increases in professional fees, consulting fees, salaries and benefits, and travel expenses. These increases were offset by a $31,604 decrease in office and miscellaneous expenses and a $15,000 decrease in management fees in conjunction with modest decreases to transfer agent and listing and filing fees. This is a result of the company being able to focus more on exploration activities and less on corporate overhead. There was $240,745 incurred on mineral property expenditures in Q4-2005 as compared to $35,843 for Q4-2004, an increase of $204,902.

Twelve months ended January 31, 2005 (“YTD-2005”) compared with the twelve months ended January 31, 2004 (“YTD-2004”).

The loss for the twelve months ended January 31, 2005 was $878,819 compared with a loss of $753,596 for the twelve months ended January 31, 2004, an increase of $125,223. The main reason for the increase is the stock-based compensation expense of $343,533 as discussed above. There were no write downs of investments or mineral properties during the 2005 fiscal year as there were in the 2004 fiscal year. The foreign exchange loss decreased from $140,623 to $46,520 in the current year due to the stronger Canadian dollar and the reclamation bond remaining at US$406,000. The reclamation bond is converted to Canadian currency using the exchange rate as of the balance sheet date. The change in the exchange rate from January 31, 2004 to January 31, 2005 resulted in a decrease of $33,662 to the reclamation bond and comprises the majority of the foreign exchange loss for the year.

General and administrative expenses

General and administrative expenses totaled $866,085 for YTD-2005 compared with $640,502 for YTD-2004, an increase of $225,583. As noted earlier this increase is due to a stock-based compensation expense of $343,533 in the current year as compared to $nil for the 2004 fiscal year. Due to the increase in mineral property related activities and support staff, consulting fees and salaries and benefits increased by $12,218 and $24,492 respectively. The 2005 fiscal year has benefited from the efforts in the 2004 fiscal year to promote company awareness, establish a web site, and meet filing and listing requirements. The results are decreases in investor relations and shareholder information costs of $69,142, listing and filings fees of $23,198, office and miscellaneous expenses of $24,963 and professional fees of $6,263. Travel expenditures, directors’ fees, and management fees also experienced a decrease in the 2005 fiscal year.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2005	January 31, 2004	January 31, 2003
	$	$	$
Loss before other items	(832,299)	(625,318)	(527,967)
Loss per share	(0.19)	(0.20)	(0.27)
Total Assets	10,749,628	10,967,000	8,888,094
Total Liabilities	162,289	161,095	387,499
Working Capital	1,469,909	2,601,586	43,181

During the 2005 fiscal year, the Company incurred a loss of $878,819 (2004 - a loss of $753,596) and a net loss per share of $0.19 (2004 - a net loss per share of $0.20). The 2005 loss includes interest income of $33,786, an increase of $18,602 from 2004 and a foreign exchange loss of $46,520, a decrease of $94,103 from 2004. The increase in interest income was due to a short term guaranteed investment certificate ranging from $1,350,000 to $2,000,000 being held through the year.

Total assets have stayed relatively stable from the 2004 fiscal year to the 2005 fiscal year due to the increase in mineral property expenditures offsetting the fewer funds being raised from private placements in the 2005 fiscal year. Mineral property expenditures increased by $897,908 compared to an increase of $420,054 in 2004. The net issuance of shares for cash raised $1,108,440 during the current year compared to $2,267,186 in 2004, a decrease of $1,158,746. This has resulted in the working capital being reduced by $1,131,677 over the course of 2005.

The Company remains free of long term interest bearing debt as the total liabilities amount of $162,289 is current in nature. The Company is aware of an asset retirement obligation regarding reclamation of mineral properties which would be a long term liability. While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. Management will continue to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

Summary of quarterly results

	2005	2004	2004	2004	2004	2003	2003	2003
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1
Loss	$ (472,890)	$ (195,850)	$ (113,781)	$ (96,297)	$ (119,187)	$ (298,913)	$ (123,892)	$ (211,604)
Loss per share	(0.10)	(0.04)	(0.03)	(0.02)	(0.03)	(0.09)	(0.04)	(0.06)
Total assets	10,749,628	10,730,245	10,970,422	11,094,375	10,967,000	9,973,553	8,599,504	8,776,303

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and accounting for stock-based compensation. Higher than usual prior quarter’s losses in 2004 include the effect of mineral property and advances write offs whereas there are no such items for the current year.

Liquidity and capital resources

At January 31, 2005, the Company had cash and cash equivalents of $1,472,146 and working capital of $1,469,909. The Company feels it has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $897,908 in 2005 on mineral exploration, of which $890,202 was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the 2005 fiscal year are as follows:
(a)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2005: $122,048 less an allowance for bad debt of $90,621; 2004: $101,920 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,333 (2004 - $36,833) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $1,783 (2004 - $1,064) to a company controlled by a Director.

(c)	Consulting fees of $30,000 (2004 - $22,500) were paid to a company owned by a director.
(d)	Management fees of $75,000 (2004 - $90,000) were paid to a company owned by a director.
(e)	Directors’ fees of $14,000 (2004 - $24,000) were paid to directors of the Company.
(f)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.
(g)	The loan receivable of $50,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

Changes in accounting policies

None.

Outstanding share data

On July 30, 2004, the Company obtained shareholder approval for the 10:1 consolidation of its share capital. This was undertaken in order to allow the Company to obtain access to additional capital, when required, to maintain uninterrupted exploration work on the Robertson property.

At January 31, 2005 there were 4,648,905 post-consolidated common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$2.50	September 5, 2005	142,600
$1.70	December 1, 2009	392,900
		535,500

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$3.10	October 12, 2005	412,900
$3.60	November 17, 2005	204,425
$3.90	December 19, 2005	102,956
$4.80	February 16, 2006	104,380
$5.50	February 17, 2006	150,840
		975,501

Subsequent events

The Company announced on February 17, 2005 that it has commenced trading on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol WKN A0DJ0G.

The Company announced on April 12, 2005 that it has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010, to employees and consultants of the Company.

CORAL GOLD RESOURCES LTD.
(FORMERLY CORAL GOLD CORP.)

Consolidated Financial Statements
January 31, 2005 and 2004

Index
Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Consolidated Statements of Mineral Properties
Notes to Consolidated Financial Statements

ELLIS FOSTER
 CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

AUDITORS’ REPORT
To the Shareholders of
CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)

We have audited the consolidated balance sheets of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and mineral properties for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada ”ELLIS FOSTER”
April 13, 2005 Chartered Accountants

EF A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

	CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
	Consolidated Balance Sheets
	January 31, 2005 and 2004
		2005	2004

	ASSETS

	Current
	Cash and cash equivalents	$1,472,146	$2,567,156
	Advances receivable	78,101	56,545
	Marketable securities	57,359	57,359
	Prepaid expenses	12,647	10,976
	Share subscriptions receivable	11,945	70,645

		1,632,198	2,762,681
	Investment securities (note 3)	72,575	72,575
	Loan receivable	50,000	-
	Equipment (note 4)	4,543	5,678
	Mineral properties (note 5)	8,472,255	7,574,347
	Reclamation deposit (note 6)	518,057	551,719

		$10,749,628	$10,967,000

	LIABILITIES

	Current
	Accounts payable and accrued liabilities	$85,937	$78,347
	Advances payable	76,352	82,748

		162,289	161,095

	SHAREHOLDERS' EQUITY

	Subscriptions received in advance (note 7)	-	791,720
	Share capital (note 8)	30,754,678	29,646,238
	Contributed surplus	343,533	-
	Deficit	(20,510,872)	(19,632,053)

		10,587,339	10,805,905

		$10,749,628	$10,967,000

The accompanying notes form an integral part of these financial statements.

Commitment (note 9)

Approved by the Directors:	“Matthew Wayrynen”	“Louis Wolfin”
	Matthew Wayrynen	Louis Wolfin

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2005 and 2004
	2005	2004

Revenue
Interest income	$33,786	$15,184

Expenses
Amortization	1,136	683
Consulting fees	41,480	29,262
Directors fees	14,000	24,000
Investor relations and shareholder information	74,075	143,217
Legal and accounting	74,308	80,571
Listing and filing fees	20,428	43,626
Management fees	75,000	90,000
Office and miscellaneous	93,910	118,873
Salaries and benefits	79,929	55,437
Stock based compensation	343,533	-
Transfer agent fees	12,470	11,437
Travel	35,816	43,396

	866,085	640,502

Operating loss	(832,299)	(625,318)

Other items
Foreign exchange gain (loss)	(46,520)	(140,623)
Recovery of advances receivable	-	36,320
Writedown of investment	-	(19,007)
Writedown of mineral properties	-	(4,968)

Loss for the year	(878,819)	(753,596)

Deficit, beginning of year	(19,632,053)	(18,878,457)

Deficit, end of year	$(20,510,872)	$(19,632,053)

Basic and diluted:
Loss per share	$(0.19)	$(0.20)

Weighted average number of
common shares outstanding	4,629,892	3,686,398

The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Cash Flows
Years Ended January 31, 2005 and 2004
	2005	2004

Cash flows from (used in) operating activities
Loss for the year	$(878,819)	$(753,596)
Adjustments for items not involving cash:
- amortization	1,136	684
- stock based compensation	343,533	-
- writedown of investment securities	-	19,007
- writedown of mineral properties	-	4,968
- writedown (recovery) of advances receivable	-	(36,320)

	(534,150)	(765,257)
Change in non-cash working capital:
- increase in advances receivable	(21,556)	(19,258)
- increase in prepaid expenses	(1,671)	(10,976)
- (increase) decrease in share subscription receivable	58,700	(70,645)
- increase (decrease) in accounts payable
and accrued liabilities	7,589	(152,419)
- decrease in advances payable	(6,396)	(73,985)
- increase (decrease) in subscription received
in advance	(791,720)	791,720

	(1,289,204)	(300,820)

Cash flows from (used in) investing activities
Mineral properties acquisition and
exploration expenditures incurred	(897,908)	(420,054)
Loan receivable	(50,000)	-
Purchase of equipment	-	(2,943)
Advances receivable recovered	-	36,320
Decrease in reclamation deposit amounts	33,662	651,433

	(914,246)	264,756

Cash flows from financing activities
Issuance of shares for cash, net	1,108,440	2,267,186

Net increase (decrease) in cash
and cash equivalents	(1,095,010)	2,231,122

Cash and cash equivalents,
beginning of year	2,567,156	336,034

Cash and cash equivalents,
end of year	$1,472,146	$2,567,156

The accompanying notes form an integral part of these financial statements.

Supplementary Information:
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Mineral Properties
January 31, 2005 and 2004
				Proceeds of
		Acquisition	Exploration	Interest
		Cost	Expenditures	Disposed of	Total

UNITED STATES

Robertson Property (note 5(a)(i) and 5(a)(iii))

	Balance, January 31, 2000	$801,956	$6,671,741	$(1,937,625)	$5,536,072
	2001 transactions, net	-	242,082	-	242,082

	Balance, January 31, 2001	801,956	6,913,823	(1,937,625)	5,778,154
	2002 transactions, net	-	196,909	-	196,909

	Balance, January 31, 2002	801,956	7,110,732	(1,937,625)	5,975,063
	2003 transactions, net	-	1,184,194	-	1,184,194

	Balance, January 31, 2003	801,956	8,294,926	(1,937,625)	7,159,257
	2004 transactions, net	-	380,874	-	380,874

	Balance, January 31, 2004	801,956	8,675,800	(1,937,625)	7,540,131
	2005 transactions, net	-	890,292	-	890,292

	Balance, January 31, 2005	$801,956	$9,566,092	$(1,937,625)	$8,430,423

Ruf and Norma Sass Properties (note 5(a)(ii)

	Balance, January 31, 2000	$-	$27,796	$(136,443)	$(108,647)
	2001 transactions, net	-	10,610	-	10,610

	Balance, January 31, 2001	-	38,406	(136,443)	(98,037)
	2002 transactions, net	-	-	-	-

	Balance, January 31, 2002	-	38,406	(136,443)	(98,037)
	2003 transactions, net	-	896	97,142	98,038

	Balance, January 31, 2003	-	39,302	(39,301)	1
	2004 transactions, net	-	34,212	-	34,212

	Balance, January 31, 2004	-	73,514	(39,301)	34,213
	2005 transactions, net	-	7,616	-	7,616

	Balance, January 31, 2005	$-	$81,130	$(39,301)	$41,829

Eagle Property (note 5(b))

	Balance, January 31, 2000	$1	$75,317	$(35,000)	$40,318
	2001 transactions, net	-	(75,317)	35,000	(40,317)

	Balance, January 31, 2001,
	2002, 2003, 2004 and 2005	$1	$-	$-	$1

Balance carried forward		$801,957	$9,647,222	$(1,976,926)	$8,472,253

The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Mineral Properties
January 31, 2005 and 2004
				Proceeds of
		Acquisition	Exploration	Interest
		Cost	Expenditures	Disposed of	Total

Balance brought forward		$801,957	$9,647,222	$(1,976,926)	$8,472,253

Ludlow Property (note 5(c))

	Balance, January 31, 2000	$28,187	$36,885	$-	$65,072
	2001 transactions, net	(28,186)	(36,885)	-	(65,071)

	Balance, January 31, 2001,
	2002, 2003, 2004 and 2005	$1	$-	$-	$1

JDN Property (note 5(d))

	Balance, January 31, 2000	$11,651	$74,573	$(19,600)	66,624
	2001 transactions, net	(11,650)	(74,573)	19,600	(66,623)

	Balance, January 31, 2001,
	2002, 2003, 2004 and 2005	$1	$-	$-	$1

Total Properties		$801,959	$9,647,222	$(1,976,926)	$8,472,255

The accompanying notes form an integral part of these financial statements.

1.	Nature of Business and Going Concern

These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

The Company has incurred recurring operating losses which require additional funds to meet its obligations and maintain its operations. Management’s plan in this regard is to raise equity financing as required.

The Company is in the business of exploration of mineral properties and has not generated any operating revenues to date.

2.	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California. Significant inter-company accounts and transactions have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and all figures are in Canadian dollars unless otherwise stated.

(b)	Marketable Securities

Marketable securities are valued at the lower of cost and net realizable value.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

2. Significant Accounting Policies (continued)

(c)	Mineral Properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Management has determined each property to be a cost centre.

(d)	Investment Securities

The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost. They will be written down to their net realizable value if and when it has been determined that a permanent impairment to their value has occurred.

(e)	Fair Value of Financial Instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, share subscriptions receivable, accounts payable and accrued liabilities, subscriptions received in advance and advances payable. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

2. Significant Accounting Policies (continued)

(f)	Foreign Currency Translations

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translations are included as income for the year.

(g)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(h)	Impairment of Long-term Assets

The Company re-evaluates the recoverability of long-term assets, including equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write-down assets to their net recoverable amount in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

(i)	Equipment

Equipment is recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware20%
Equipment20%

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

2. Significant Accounting Policies (continued)

(j)	Earnings (Loss) per Share

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

(k)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

In the year 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes.

The adoption of Section 3465 did not impact amounts reported in the prior period.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

2. Significant Accounting Policies (continued)

(l)	Intangible Assets

The Company has adopted the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(m)	Asset Retirement Obligation

Handbook Section 3110 of the Canadian Institute of Chartered Accountants requires the recognition of the fair value of liability for asset retirement obligations in the year in which such liability is incurred when a reasonable estimate can be made. At such time the present value of the site restoration costs are to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration costs included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

(n)	Stock-Based Compensation

The Company adopted the Canadian Institute of Chartered Accountants Handbook, Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

3.	Investment Securities

	2005	2004

Levon Resources Ltd. 400,000 common shares	$60,089	$60,089

Mill Bay Ventures Inc. (formerly First International Metals Corp.) 72,495 common shares	12,486	12,486

	$72,575	$72,575

Levon Resources Ltd. and Mill Bay Ventures Inc. (formerly First International Metals Corp.) are related to the Company by way of common management and directors.

4.	Equipment

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer hardware	$5,926	$1,688	$4,238	$5,286
Equipment	436	131	305	392
	$6,362	$1,819	$4,543	$5,678

5.	Mineral Properties

(a)	Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

(i)	Carve-out Claims - 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect to have the 51% of its interest reverted to a 39% carried interest.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

5. Mineral Properties (continued)

(a)	Robertson Property (continued)

(i) Carve-out Claims - 39% carried interest (continued)

The Carve-out Claims Option Agreement was assignable by either party. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see Note 5(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims that Placer had acquired a 51% interest in excluded the Ruff/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

(ii)	Ruff/Norma Sass - 66.67% owned

By an Option Agreement dated September 13, 1995 as amended the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruff/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)	Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004.

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

5. Mineral Properties (continued)

(a)Robertson Property (continued)

(ii)Ruff/Norma Sass - 66.67% owned (continued)

This Option Agreement with Goldfranchise has been terminated due Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) of the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Ladner Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Date	Advance Royalty	Minimum Work
Execution of the Agreement	$ 25,000	-
First anniversary	$ 30,000	13,000 ft of drilling
Second anniversary	$ 50,000	15,000 ft of drilling
Third anniversary	$ 75,000	17,000 ft of drilling
Fourth anniversary	$ 75,000	-
Fifth anniversary	$150,000	-

A minimum of 13,000 ft of exploration drilling is guaranteed to be completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE at its option may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

5. Mineral Properties (continued)

(a)Robertson Property (continued)

(ii)Ruff/Norma Sass - 66.67% owned (continued)

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer Dome Inc. an option to acquire up to a 70% interest in the entire Robertson Property’s, 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond (note 6).

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(c)	Ludlow Property

The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(d)	JDN Property

The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended

January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

5. Mineral Properties (continued)

Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

6.	Reclamation Deposit

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 5(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the previous year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the “Bureau”), reducing the required deposit to $518,057 (US$406,000) (2004 - $551,719). The performance bond remained the same for the 2005 year but efforts are being made to reduce it further.

Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

7.	Subscriptions Received in Advance

During 2005, the Company received $1,039,464 towards private placements of 255,220 units. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $4.80 and $5.50, respectively, on or before February 16, 2006 and February 17, 2006.

The Company has also received $76,000 towards the exercising of stock options and the issuance of 30,400 common shares.

The private placements were closed and all shares issued prior to year end so the balance for 2005 was nil (2004 - $791,720).

8.	Share Capital

Authorized: 50,000,000 common shares without par value.

Issued:

	Shares	Amount

Balance, January 31, 2003	3,470,993	$27,379,052
2004 share issuances for cash:
Private placements	721,881	1,897,068
Exercise of warrants	149,310	357,368
Exercise of stock options	19,500	48,750
Share issuance costs	-	(36,000)

Balance, January 31, 2004	4,361,685	29,646,238
2005 share issuances for cash:
Private placements	255,220	1,039,464
Exercise of warrants	1,600	4,960
Exercise of stock options	30,400	76,000
Share issuance costs	-	(11,984)

Balance, January 31, 2005	4,648,905	$30,754,678

(a)	At January 31, 2005, the following director, officer and employee stock options are outstanding enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date

142,600	$2.50	September 5, 2005
392,900	$1.70	December 1, 2009

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

8. Share Capital (continued)

(a)	(continued)

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance outstanding, January 31, 2003	202,750	$ 2.50

2004 - Cancelled	(10,000)	2.50
2004 - Exercised	(19,500)	2.50

Balance outstanding, January 31, 2004	173,250	2.50

2005 - Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50

Balance outstanding, January 31, 2005	535,500	$ 1.91

Options Outstanding				Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$2.50	142,600	0.60	$2.50	142,600	$2.50
$1.70	392,900	4.83	$1.70	392,900	$1.70

The Company in fiscal 2004 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $343,533 (2004 - $nil) with respect to stock options granted.

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0.0%, volatility factor of 52.3%, and a life of 5 years.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004

8. Share Capital (continued)

(a)(continued)

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b)	At January 31, 2005, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date

412,900	$3.10	October 12, 2005
204,425	$3.60	November 17, 2005
102,956	$3.90	December 19, 2005
104,380	$4.80	February 16, 2006
150,840	$5.50	February 17, 2006
975,501

9.	Commitment

The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for 25% (2004 - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $135,140 (2004 - $107,393) was charged to operations in relation to the cost sharing agreement.

10.	Related Party Transactions

Related party transactions not disclosed elsewhere in the financial statements are as follows:

(a)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2005: $122,048 less an allowance for bad debt of $90,621; 2004: $101,920 less an allowance for bad debt of $90,621; 2003: $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,333 (2004 - $36,833) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $1,783 (2004 - $1,064) to a company controlled by a Director.

(c)	Consulting fees of $30,000 (2004 - $22,500) were paid to a company owned by a director.

(d)	Management fees of $75,000 (2004 - $90,000) were paid to a company owned by a director.

(e)	Directors’ fees of $14,000 (2004 - $24,000) were paid to directors of the Company.

(f)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.

(g)	The loan receivable of $50,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

11.	Asset Retirement Obligation

While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. Management will continue to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

12.	Income Taxes

The components of the future income tax assets are as follows:

	2005	2004

Future income assets:
Non-capital loss carry-forwards	$1,345,000	$1,026,000
Earned depletion base	74,000	74,000
Unused cumulative Canadian exploration expenses	12,000	12,000
Unused cumulative Canadian development expenses	732,000	732,000

	2,163,000	1,844,000
Less: valuation allowance	(2,163,000)	(1,844,000)

Net future income assets	$ -	$ -

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

At January 31, 2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $3,290,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2006	$361,000
2007	419,000
2008	243,000
2009	231,000
2010	528,000
2011	627,000
2015	881,000
$3,290,000

The net operating losses available to offset revenues of the US operations are approximately US$4,700,000 and expire at various times through 2017.

13.	Subsequent Events

(a)	The Company announced on February 17, 2005 that it has commenced trading on the Frankfurt Stock Exchange and the Berlin-Bremen Stock Exchange under the symbol WKN A0DJ0G.

(b)
The Company announced on April 12, 2005 that it has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010, to employees and consultants of the Company.

CORPORATE INFORMATION

Shares Traded
TSX Venture Exchange
Symbol: CGR.V
OTC Bulletin Board
Symbol: CGREF
Frankfurt/Berlin-Bremen
Symbol: WKN A0DJ0G

Head Office
Suite 400
455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600
Website: www.coralgold.com
E-mail: investor-relations@coralgold.com

Crescent Valley Office
650 Ruby Way
P.O. Box 211192
Crescent Valley, NV 89821

Officers & Directors
Matt Wayrynen, President & Director
Lloyd Andrews, Chairman & Director
Chris Sampson, V.P. Exploration & Director
Louis Wolfin, Founder & Director
David Wolfin, Director
Ernest Calvert, Director
William Glasier, Director
Florian Riedl - Riedenstein, Director
Connie Lillico, Corporate Secretary

Auditors
Ernst & Young, LLP
(Formerly Ellis Foster)
1650 West 1st Avenue
Vancouver, British Columbia
Canada V6J 1G1
Tel: (604) 734-1112

Corporate and Shareholder Communications
David Wolfin
e-mail: investor-relations@coralgold.com
Jevin Werbes
e-mail: ir@coralgold.com
Tel: (604) 682-3701

Registrar and Transfer Agent
Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC V6C 3B8
Tel: (604) 689-9853